233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
November 2, 2012 VIA FEDEX AND EDGAR Ms. Pamela Long U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Re:	Libbey Glass Inc.
Registration Statement on Form S-4 (Registration No. 333-184215)

Dear Ms. Long:

Further to the discussion that the staff of the Securities and Exchange Commission (the “Staff”) had with Latham & Watkins LLP on November 2, 2012, we have transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 2 (the “Amendment” ) to Libbey Glass Inc.’s (the “Company”) Registration Statement on Form S-4 filed on October 1, 2012 (the “Registration Statement”) relating to the issuance of the Company’s 6.875% Senior Secured Notes due 2020 (the “Exchange Notes,” and the indenture governing the Exchange Notes, the “Indenture”).

For your convenience, we are submitting as Exhibit A hereto certain pages of the Amendment, which have been marked to show the changes made in response to our discussion with the Staff, as reflected in the Amendment.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking

Christopher D. Lueking

of LATHAM & WATKINS LLP

cc:	Susan A. Kovach, Libbey Glass Inc.

EXHIBIT A

Selected Pages of Amendment to the Registration Statement